Exhibit (a)(5)(D)

EFiled: Jul 9 2012 8:10PM Transaction ID 45230660 Case No. 7682-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

SUSHA HALBERSTAM On Behalf of Herself and All Other Similarly Situated,

Plaintiff,

V.

AMYLIN PHARMACEUTICALS, INC., DANIEL M. BRADBURY, PAULO F. COSTA, ADRIAN ADAMS, TERESA BECK, M. KATHLEEN BEHRENS, ALEXANDER J. DENNER, KARIN EASTHAM, JAMES R. GAVIN III, JAY S. SKYLER, JOSEPH P. SULLIVAN, BRISTOL-MYERS SQUIBB COMPANY, and B&R ACQUISITION COMPANY,

Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Susha Halberstam (“Plaintiff’), on behalf of herself and all others similarly situated, by her attorneys, alleges:

Civil Action No.

NATURE AND SUMMARY OF THE ACTION 1. This is a shareholder class action brought by Plaintiff on behalf of herself and other public shareholders of Amylin Pharmaceuticals, Inc. (“Amylin” or the “Company”) in connection with the proposed transaction (the “Proposed Transaction”), as detailed herein, whereby Amylin will merge with B&R Acquisition Company (“B&R” or “Merger Sub”), a wholly-owned subsidiary of Bristol-Myers Squibb Company (“BMY”), with Amylin being the surviving company and continuing its separate existence as a wholly-owned subsidiary of BMY. Plaintiff seeks to enjoin breaches of fiduciary duties by members of the Company’s Board of Directors (the “Board”) identified infra (collectively, the “Individual Defendants”), as well as

Amylin, BMY, and B&R (collectively with the Individual Defendants, “Defendants”) for aiding and abetting breaches of fiduciary duty by the Individual Defendants.

2. On June 29, 2012, Amylin and BMY issued a joint press release announcing that they had entered into a definitive merger agreement (“Merger Agreement”) pursuant to which Merger Sub will launch a cash tender offer for all of Amylin’s outstanding common shares at a price of $31.00 per share (“Merger Consideration”). Following completion of the tender offer, the remaining shares of Amylin will be acquired through a second-step merger. Following the close of the Proposed Transaction, Amylin will continue its existence as a separate corporate entity wholly owned by BMY.

3. In addition, BMY has announced that it will enter into collaboration arrangements with AstraZeneca regarding the development and commercialization of Amylin’s portfolio of products. Following the completion of the Proposed Transaction, AstraZeneca will make a payment to Amylin, as a wholly owned subsidiary of BMY, in the amount of approximately $3.4 billion in cash. Profits and losses arising from the collaboration will be shared equally. In addition, for an additional $135 million payment, AstraZeneca has the option to establish equal governance rights over key strategic and financial decisions regarding the collaboration.

4. As reported by Bloomberg News in March, in February 2012, BMY initially made an unsolicited offer to acquire Amylin at $22 per share (the “February BMY Offer”). The Board rejected the offer and determined not to publicly disclose that it had received an offer from BMY. When news of the offer was leaked to the public, Amylin shares surged 54%.

5. Amylin’s third largest shareholder, Carl Icahn, has been intent on pushing for a sale of the Company since 2009 when he unsuccessfully attempted to engineer a sale of the Company to its then diabetes drug partner, Eli Lilly & Company (“Eli Lilly”). Subsequent to the revelation that the Board had rejected the February BMY Offer, Icahn filed a lawsuit in the Delaware Court of Chancery against the Company and the Individual Defendants demanding records relating to the February BMY Offer and another suit seeking waiver of the Advance Notice Bylaw provision that barred a proxy contest in advance of the Company’s May 15, 2012 shareholder meeting. Icahn was continuing his campaign to force the Company to sell itself. Subsequently, on

April 25, 2012, Icahn announced that he had withdrawn his complaint against the Company regarding the Advance Notice Bylaw provision after meeting with Amylin’s Chief Executive Officer, Defendant Daniel M. Bradbury (“Bradbury”). Icahn, who had strongly criticized Amylin officials for rejecting the $22 a share bid from BMY, didn’t disclose the subject of the talks. However, in a telephone interview Icahn continued to maintain that “I continue to strongly believe this company should be sold at this time,” and that “It would be a great acquisition for a number of big pharma companies.” Apparently, his conversation with Defendant Bradbury had satisfied him that the Company was pursuing a sale.

6. Furthermore, on June 26, 2012, an action was filed in the United States District Court for the District of Delaware by an Amylin shareholder, derivatively on behalf of Amylin, against the Individual Defendants alleging various breaches of fiduciary duty related to the February BMY Offer (the “Derivative Action”). The Individual Defendants are seeking to push through the Proposed Transaction in order to extinguish any personal liability they may have in the Derivative Action.

7. As described below, the Proposed Transaction is fundamentally unfair to Plaintiff and the other public shareholders of the Company. The Individual Defendants’ conduct constitutes a breach of their fiduciary duties owed to Amylin’s public shareholders, and a violation of applicable legal standards governing their conduct.

8. As set forth herein, Plaintiff seeks to enjoin Defendants from pursuing the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from Defendants’ wrongful conduct.

THE PARTIES

9. Plaintiff is, and was at all times relevant hereto, a shareholder of Amylin.

10. Defendant Amylin, a Delaware corporation, is a biopharmaceutical company which develops and commercializes innovative medicines. Amylin’s corporate headquarters is located at 9360 Towne Centre Drive, San Diego, CA 92121. Its common stock is traded on the NASDAQ Global Market under the symbol “AMLN.”

11. Defendant Bradbury has been the Chief Executive Officer (“CEO”) since March 2007, President since June 2006, Chief Operating Officer (“COO”) since June 2003 and a member of the Board since June 2006, where he serves on the Risk Management and Finance Committee.

12. Defendant Paulo F. Costa (“Costa”) has been a member of the Board since June 2009 and Chairman of the Board since August 2009.

13. Defendant Adrian Adams (“Adams”) has been a member of the Board since October 2007 and is Chairperson of the Compensation and Human Resources Committee and also serves on the Corporate Governance Committee.

14. Defendant Teresa Beck (“Beck”) has been a member of the Board since March 2007 and serves on the Audit Committee and Compensation and Human Resources Committee.

15. Defendant M. Kathleen Behrens (“Behrens”) has been a member of the Board since June 2009 and serves on the Audit Committee and Science and Technology Committee.

16. Defendant Alexander J. Denner (“Denner”) has been a member of the Board since June 2009 and serves on the Risk Management and Finance Committee and Science and Technology Committee.

17. Defendant Karin Eastham (“Eastham”) has been a member of the Board since September 2005 and is Chairperson of the Audit Committee and also serves on the Compensation and Human Resources Committee.

18. Defendant James R. Gavin III (“Gavin”) has been a member of the Board since June 2009 and is Chairperson of the Corporate Governance Committee and also serves on the Science and Technology Committee.

19. Defendant Jay S. Skyler (“Skyler”) has been a member of the Board since August 1999 and is Chairperson of the Science and Technology Committee.

20. Defendant Joseph P. Sullivan (“Sullivan”) has been a member of the Board since September 2003 and is Chairperson of the Risk Management and Finance Committee and also serves on the Corporate Governance Committee.

21. Defendants identified in paragraphs 11 through 20, supra, are referred to herein as the “Individual Defendants.”

22. Defendant BMY is a global biopharmaceutical company that develops, licenses, manufactures, markets, and sells pharmaceutical and nutritional products. BMY products and experimental therapies address cancer, heart disease, HIV/AIDS, diabetes, rheumatoid arthritis, hepatitis, organ transplant rejection, and psychiatric disorders. Its common stock is traded on the NASDAQ Global Market under the symbol “BMY.”

23. Defendant B&R is a Delaware corporation and a wholly-owned subsidiary of BMY formed for the sole purpose of effectuating the Proposed Transaction. All references herein to Defendant BMY include Defendant B&R.

CLASS ACTION ALLEGATIONS

24. Plaintiff bring this action individually and on behalf of all holders of the common stock of Amylin, and their successors in interest, who have been and will be harmed by the wrongful conduct of the Defendants as alleged herein (the “Class”). The Class excludes Defendants, and any person, firm, trust, corporation or other entity related to, affiliated with, or controlled by any of the Defendants, as well as the immediate families of the Individual Defendants.

25. This action is properly maintainable as a class action.

26. The Class is so numerous that joinder of all members is impracticable. As of March 27, 2012, the total number of issued and outstanding Amylin shares was 161,656,477. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

27. Questions of law and fact exist that are common to the Class and predominate over questions affecting any individual Class member, including, among others:

a. whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to Plaintiff and the Class, including, but not limited to, the duties of undivided loyalty, independence, due care, honesty, and good faith;

b.	whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and other Class members;
c.

whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein, or alternatively, whether they have suffered compensable damages;

d.	whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Transaction;
e.	whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Amylin;
f.	whether the Individual Defendants, in bad faith or for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and
g.	whether the consideration payable to Plaintiff and the Class under the Proposed Transaction is unfair and inadequate.

28. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the

Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

29. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

30. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Amylin and owe them unwavering duties of good faith, fair dealing, undivided loyalty, and full and candid disclosure.

31. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will receive and disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

a.	adversely affects the value provided to the corporation’s shareholders;
b.	contractually prohibits them from complying with or carrying out their fiduciary duties;
c.	discourages or inhibits alternative offers to purchase control of the corporation or its assets;
d.	will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders; or
e.	violates their fiduciary duties or compromises their loyalty, including by putting their interests before the interests of Amylin’s shareholders.

33. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated their duties owed to Plaintiff and the other public shareholders of Amylin, to maximize shareholder value in a sale of the Company. Moreover, the Individual Defendants have failed to provide shareholders with all information necessary to make an informed decision in connection with the Proposed Transaction. As a result of the Individual Defendants’ divided loyalties, neither Plaintiff nor the Class will receive adequate or fair value for their Amylin common stock in the Proposed Transaction.

34. Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, and independence in connection with the Proposed Transaction, the burden of proving the inherent or entire fairness of the Proposed Transaction, including all aspects of its negotiation, structure, price and terms, is placed upon Defendants as a matter of law.

CONSPIRACY, AIDING AND ABBETTING, AND CONCERTED ACTION

35. In committing the wrongful acts alleged herein, Defendants have pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

36. Each Defendant herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. Defendants’ acts of aiding and abetting, included the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

SUBSTANTIVE ALLEGATIONS A. Background of Amylin

37. Amylin markets three major drugs to treat diabetes. SYMLIN offers type 1 or type 2 diabetes patients a treatment option that can both improve glucose control and result in weight loss. BYETTA offers type 2 diabetes patients with inadequate glycemic control the opportunity to better control their blood glucose levels, with the potential for weight loss rather than weight gain. In January, Amylin announced that the Food and Drug

Administration (“FDA”) approved BYDUREON, its latest and potentially most lucrative drug yet. BYDUREON has the potential to be a blockbuster drug, with a poll of analysts estimating it to peak at $1.5 billion in sales. BYDUREON is a long-acting form of the medication in BYETTA and is the first and only once-weekly diabetes treatment for type 2 diabetes. Amylin had already obtained approval for BYDUREON from the European Union in June 2011 and it is currently approved by regulatory authorities in 33 countries and is being marketed in 12 countries worldwide.

38. In executing on its plan for furthering its worldwide marketing of its stable of drugs, Amylin regained from Eli Lilly 100% of the global rights to develop and commercialize its exenatide franchise, including BYDUREON and BYETTA. The Company has been concentrating on launching BYDUREON and is working toward securing a development and commercialization partner with global capabilities for its exenatide franchise. Part of that includes continuing its efforts to develop and obtain approval for the BYDUREON pen with the goal of making the BYDUREON pen delivery system available to patients in late 2012 or early 2013. The Company has also been focusing on maximizing the financial contributions from BYETTA and SYMLIN.

39. The Company also maintains a research and early development program focused on novel peptide and protein therapeutics and has entered into a strategic relationship with Biocon, Limited to develop pharmaceutical products, including AC165198, a peptide hybrid drug candidate for diabetes, which was developed from Amylin’s hybrid technology platform. In collaboration with Biocon, Amylin submitted an investigational new drug application, or IND, at the end of 2011 and commenced a phase 1 study for AC165198 in early 2012.

40. On February 6, 2012, Amylin issued a press release announcing its financial results for the quarter and year ended December 31, 2011. The Company reported total revenue for the quarter ended December 31, 2011 was $164.9 million. Defendant Bradbury touted the

Company’s performance, saying:

Our strong execution in 2011 has positioned us to enter 2012 with an extraordinary opportunity to maximize shareholder value. We generated positive operating cash flow, reacquired the full rights to the exenatide franchise, expanded the approved uses for BYETTA, and, most importantly, positioned ourselves well to successfully launch BYDUREON in the U.S. following its recent approval. .We will also work to secure a new partner for exenatide outside the U.S. to advance our commitment to diabetes patients around the world, and continue to invest strategically in value-driving opportunities while continuing our focus on financial discipline.

41. As reported by Bloomberg News in March, in February 2012, BMY made an unsolicited offer to acquire Amylin at $22 per share. The Board rejected the offer and determined not to publicly disclose that it had received an offer from BMY. When news of the offer was leaked to the public Amylin shares surged 54%.

42. After the markets closed on Tuesday, April 3, CNBC interviewed Carl Icahn, who owned an approximately 8.94 percent stake in Amylin, making him Amylin’s third-largest shareholder. In the interview, Icahn stated regarding Amylin that “if ever a company should be sold, it’s this company.” Icahn was intent on pushing for a sale of the Company just as he attempted to do in 2009 when he unsuccessfully attempted to engineer a sale of the Company to its then diabetes drug partner, Eli Lilly. Later in April, Icahn filed a lawsuit in the Delaware Court of Chancery against the Company and the Individual Defendants demanding records relating to the February BMY Offer and another suit seeking waiver of the Advance Notice Bylaw provision that barred a proxy contest in advance of the Company’s May 15, 2012 shareholder meeting, ostensibly to pressure the Company into selling itself after rejecting the February BMY Offer.

43. Subsequently, on April 25, 2012, Icahn announced that he had withdrawn his complaint against the Company regarding the Advance Notice Bylaw provision after meeting with Defendant Bradbury. Icahn, who had strongly criticized Amylin officials for rejecting the $22 a share bid from BMY, didn’t disclose the subject of the talks. However, in a telephone interview Icahn continued to maintain that “I continue to strongly believe this company should be sold at this time,” and that “It would be a great acquisition for a number of big pharma companies.”

44. On June 26, 2012, the Derivative Action was filed against the Individual Defendants alleging various breaches of their fiduciary duties as they related to the February BMY Offer. Specifically, the Derivative Action alleged that the Individual Defendants had breached their fiduciary duties by (i) summarily rejecting BMY’s $22 offer without obtaining adequate information, (ii) granting low priced options to the Company’s executive officers without having first publicly disclosed the receipt of that offer (thus avoiding the rise in stock price that would have occurred following disclosure), (iii) failing to publicly disclose the offer, which would have caused the Company’s stock price to rise to that level; and then (iv) engaging in a dilutive secondary offering. The Derivative Action sought money damages against the Individual Defendants and an accounting of all profits and special benefits they had received as a result of their allegedly unlawful conduct. The Individual Defendants are seeking to push through the Proposed Transaction in order to extinguish any personal liability they may have in the Derivative Action.

B. The Proposed Transaction

45. On Friday night, June 29, 2012, Amylin and BMY issued a joint press release regarding the execution of a definitive merger agreement. Pursuant to the merger agreement, B&R, a wholly-owned subsidiary of BMY, will make a cash tender offer for all of Amylin’s outstanding common shares at a price of $31.00 per share. Following completion of the tender offer, the remaining shares of Amylin will be acquired through a second-step merger. The deal is valued at approximately $7 billion, including the assumption of Amylin’s debt and financial obligations to Eli Lilly.

46. BMY is also bringing a partner into this deal. While it technically will not occur until after the close of the Proposed Transaction, AstraZeneca will be buying in for half the value of the Proposed Transaction as part of the existing diabetes drug partnership between BMY and

AstraZeneca. For $3.4 billion, AstraZeneca will be getting a 50% interest in Amylin’s products and the option to chip in another $135 million for the right to an equal say in the management and strategic planning of the collaboration.

47. In touting the benefits in acquiring the Company, Lamberto Andreotti, Chief

Executive Officer of BMY said:

Amylin’s innovative diabetes portfolio, talented people and state-of-the art manufacturing facility complement our long-standing leadership in metabolics. We are pleased to be able to strengthen the portfolio we have built to help patients with diabetes by building on the success Amylin has had with its GLP-1 franchise. The acquisition of Amylin by Bristol-Myers Squibb is also a unique way for Bristol-Myers Squibb and AstraZeneca to expand the alliance between the two companies, and it demonstrates Bristol-Myers Squibb’s innovative and targeted approach to partnerships and business development.

48. The press release stated further, in pertinent part:

Simon Lowth, interim chief executive officer of AstraZeneca, said: “This is a compelling proposition that will have an immediate positive impact on revenues and is fully in line with our stated partnering strategy to enhance top-line growth and strengthen our late stage pipeline. The broadening of our diabetes collaboration with Bristol-Myers Squibb is another important step towards creating a leadership position in the treatment of a disease with growing unmet medical need that is reaching epidemic proportions in many areas of the world. The combined development, regulatory and commercial strengths of the AstraZeneca and Bristol Myers-Squibb alliance for diabetes provides an excellent platform to unlock the potential of Amylin’s differentiated treatments for the benefit of patients worldwide and for our shareholders.”

“We are pleased to announce this transaction that provides substantial value for Amylin shareholders,” said Daniel M. Bradbury, president and chief executive officer of Amylin. “Over the last several months, our Board of Directors, with the assistance of our financial and legal advisors, has been actively engaged in a robust and thorough strategic process designed to maximize the value of our unique diabetes franchise. I strongly believe that we have accomplished that objective. Our recent U.S. launch of BYDUREON, the first ever once-weekly therapy for patients with type 2 diabetes, solidified our position as a driving force in the fight against this rising global epidemic. Importantly, this transaction with Bristol-Myers Squibb and their alliance with AstraZeneca provide the means to maximize the potential and impact of Amylin’s innovative diabetes therapies and reach more patients around the world with treatment options to help manage their disease. In addition, I would like to acknowledge and thank the dedicated employees of Amylin whose tireless efforts are responsible for creating the tremendous value that is being recognized today by two of the most respected companies in the pharmaceutical industry.”

Amylin’s assets include:

A GLP-1 agonist franchise, including two treatments for type 2 diabetes, BYETTA(exenatide) injection and BYDUREON (exenatide extended-release for injectable suspension/exenatide 2 mg powder and solvent for prolonged release suspension for injection), approved for use in both the U.S. and Europe, and a life-cycle management pipeline, including delivery devices and formulation improvements. The addition of the Amylin GLP-1 franchise complements Bristol-Myers Squibb’s and AstraZeneca’s current diabetes portfolio creating a comprehensive disease management platform;

Metreleptin, a leptin analog currently under review at the U.S. Food and Drug Administration (FDA) for the treatment of diabetes and/or hypertriglyceridemia (high levels of triglycerides in the bloodstream) in patients with rare forms of inherited or acquired lipodystrophy;

SYMLIN ® (pramlintide acetate) injection an amylin analog, approved by the FDA for the treatment of type 1 and type 2 diabetes patients with inadequate glycemic control on meal-time insulin; and

A state-of-the-art sterile production facility in Ohio.

Under the terms of the definitive merger agreement between Bristol-Myers Squibb and Amylin, Bristol-Myers Squibb will commence a cash tender offer to purchase all of the outstanding shares of Amylin’s common stock for $31.00 per share. The closing of the tender offer is subject to customary terms and conditions, including the tender of a number of shares that constitutes at least a majority of Amylin’s outstanding shares of common stock, on a fully diluted basis, and expiration or termination of the waiting period under the Hart-Scott- Rodino Antitrust Improvements Act. The agreement also provides for the parties to effect, subject to customary conditions, a merger to be completed following the completion of the tender offer which would result in all shares not tendered in the tender offer being converted into the right to receive $31.00 per share in cash. The merger agreement contains a provision under which Amylin has agreed not to solicit any competing offers for the company. Bristol-Myers Squibb will finance the acquisition from its existing cash resources and credit facilities.

49. The tender offer will commence within seven business days of June 29, 2012 and the Proposed Transaction is expected to close approximately thirty days thereafter.

50. The Proposed Transaction is opportunistic and comes at a time when the long- term prospects of the Company are increasing. Insiders to the Proposed Transaction are well aware of the Company’s intrinsic value. BMY recognizes Amylin’s solid performance and potential for growth and is determined to capitalize on the opportunity at the expense of Amylin’s public shareholders. Knowing that BYDUREON has the potential to be a blockbuster drug with possibly more than $1.5 billion in sales, BMY is seeking to engage in a transaction that secures an opportunity to benefit from the Company’s growth, while the Company’s shareholders are provided inadequate consideration without the benefit of a full and fair process.

51. Moreover, at least one independent Wall Street analyst has set a price target for Amylin of $32.00 per share. The Proposed Transaction will deny Class members their right to share equitably in the true value of the Company. As a result, the Individual Defendants breached their fiduciary duties they owe to the Company’s public shareholders because those shareholders will not receive adequate or fair value in the Proposed Transaction.

C. Preclusive Deal Protections

52. In addition to concerns regarding the consideration offered to Amylin shareholders in the Proposed Transaction, the Merger Agreement features several provisions that work to preclude other bidders from stepping forward with a superior alternative offer. At best, these provisions place shareholders in an unfortunate position and, at worst, question the impartiality of the Board in the negotiation process.

53. First, if Merger Sub holds 90% or more of the outstanding shares immediately following the expiration of the Tender Offer, the Company and BMY will take action to effect a “short-form” merger under the DGCL as promptly as reasonably practicable without additional approval by the Company’s stockholders. In addition, subject to the terms of the Merger Agreement, the Company has granted Merger Sub an irrevocable option (the “Top-Up Option”) to purchase from the Company that number of shares equal to the number of shares that, when added to the number of shares held by BMY at that time, will constitute one share more than 90% of the total shares then outstanding. The Top-Up Option ensures that no matter how many shareholders choose to take part in the Tender Offer, the Proposed Transaction will close pursuant to short-form merger.

54. The Merger Agreement includes a “No Solicitation” provision (“No Solicitation Provision”) which impairs the ability of the Amylin Board to secure an offer that adequately captures the inherent value of the Company and adequately compensates Amylin’s shareholders for their ownership interest in the Company. Specifically, section 5.2(a) of the Merger Agreement expressly prohibits Amylin and its representatives to directly or indirectly: (i) solicit, initiate or knowingly facilitate or encourage any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, a Competing Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person (other than Parent, Merger Sub or their Representatives) any confidential information with respect to, any Competing Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Competing Proposal, except as permitted by the subsequent provisions of this Section 5.2 and to notify such Person of the existence of this Section 5.2, (iii) grant any waiver, amendment or release under any standstill or confidentiality agreement (or any standstill or confidentiality provision of any other Contract) or Takeover Statutes for the purpose of allowing a third party to make a Competing Proposal or (iv) resolve or propose to do any of the foregoing.

55. Moreover, even if the Company receives an unsolicited acquisition proposal or any unsolicited proposal, inquiry, or offer that would reasonably likely be expected to lead to an acquisition proposal, Section 5.2(d) of the Merger Agreement requires the Company to provide BMY with written notice at least three days in advance to the effect that the Company Board has concluded that the competing proposal constitutes a superior proposal and including the identity of the person making or submitting the proposal, and the material terms and conditions thereof. Furthermore, prior to changing their recommendation, the Company must allow for BMY to match any superior proposal. This would have the effect of ensuring that no other company will put forth a competing offer because its offer would be immediately communicated to, and given the opportunity to be bested by, BMY.

56. Defendants have also agreed to a termination fee, which may require Amylin to pay a fee of $160,000,000—i.e., approximately 3.02% of the total equity value of the Proposed Transaction—to BMY in the event that the Company decides to pursue another offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer (the “Termination Fee”).

57. Section 6.4 of the Merger Agreement requires BMY to indemnify the Company’s directors and employees for a period of six years following the close of the Proposed Transaction for all liabilities or claims related to their service or employment with Amylin or its subsidiaries occurring prior to the closing of the Merger. This covenant further requires BMY to keep in place the Company’s directors and officers liability and fiduciary liability insurance policies in effect at the closing, or purchase a “tail policy.”

D. Insider Agreements and Benefits in the Proposed Transaction

58. On June 29, 2012, concurrently with the execution of the Merger Agreement, Defendant Bradbury, along with several of the Company’s executives, entered into a Tender and Support Agreement (the “Support Agreement”) with BMY. Collectively, these stockholders have ownership of an aggregate of 4,823,527 shares, or approximately 3% of outstanding shares. The

Support Agreement, along with the related Top-Up Option, will allow the Defendants to close the tender offer and conduct a short form merger thus circumventing shareholder approval.

59. Each of the Individual Defendants and the Company’s executive officers are conflicted and in breach of their fiduciary duties, because they will receive benefits from the Proposed Transaction not available to Plaintiff and public shareholders of Amylin. First, pursuant to the Merger Agreement, the Individual Defendants will continue to serve in their current positions after the closing of the Proposed Transaction, thereby assuring their continued lucrative employment positions. Second, pursuant to section 3.3 of the Merger Agreement, each Company stock option that is outstanding, whether or not vested, shall be canceled in exchange for the right to receive a lump sum cash payment equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share for such Company Stock Option and (ii) the total number of shares underlying such Company Stock Option. In addition, each restricted stock unit, whether or not vested, will be canceled and exchanged for an amount equal to the Merger Consideration. Finally, all deferred compensation plans, whether or not vested, will also be converted to cash. Thus, the Individual Defendants and executive officers will receive compensation in the form of merger consideration for restricted securities that would otherwise be unmarketable.

60. Accordingly, the Proposed Transaction is wrongful, unfair and harmful to the Company’s public stockholders, and represents an attempt to deny Plaintiff and the other members of the Class their right to obtain their fair proportionate share of the Company’s valuable assets, future growth in profits, earnings and dividends.

61. As a result of Defendants’ unlawful actions, Plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of the

Company’s assets and business and will be prevented from obtaining the intrinsic value of their equity ownership of the Company.

62. Unless the Proposed Transaction is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, aided and abetted by BMY, to the irreparable harm of Plaintiff and the Class.

63. Plaintiff and the other members of the Class are immediately threatened by the wrongs complained of herein, and lack an adequate remedy at law.

FIRST CAUSE OF ACTION Claim for Breach of Fiduciary Duties Against the Individual Defendants

64. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

65. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Amylin.

66. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants have violated their fiduciary duties by contractually preventing a higher offer from other interested buyers and attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Amylin.

67. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the Class.

68. As demonstrated by the allegations above, the Individual Defendants have breached their duties of care, loyalty, candor, good faith, and independence owed to the public shareholders of Amylin because, among other reasons, they have failed to take steps to maximize the value of Amylin to its public shareholders and/or are attempting to improperly put their personal interests ahead of the interests of Amylin shareholders.

69. As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they will not receive their fair portion of the value of Amylin’s assets and businesses and will be prevented from obtaining fair value for their investment.

70. The Individual Defendants have capitulated to BMY’s self-serving importuning and are not acting in good faith toward Plaintiff and the other members of the Class. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, to the irreparable harm of the members of the Class.

71. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION Claim for Aiding and Abetting Against AH Defendants

72. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

Defendants have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Amylin’s public shareholders, and have participated in such breaches of fiduciary duties.

73. Defendants have knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Defendants rendered substantial assistance in order to effectuate the Merger Agreement in breach of the Individual Defendants’ fiduciary duties.

74. Plaintiffhas no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A. Declaring this action to be a proper class action and certifying Plaintiff as Class representative and Plaintiffs counsel as Class counsel;

B. Declaring that Defendants have breached their fiduciary duties to Plaintiff and the Class, or aided and abetted such breaches;

C. Declaring that the Merger Agreement and Proposed Transaction was entered in breach of Defendants’ fiduciary duties and is therefore unlawful and unenforceable;

D. Preliminarily and permanently enjoining Defendants and all those acting in concert with them from consummating the Proposed Transaction until such time, as any, that the Individual Defendants have adequately undertaken all appropriate and available methods to maximize shareholder value;

E. In the event that the Proposed Transaction is consummated, rescinding it or awarding actual and punitive damages to Plaintiff and the Class;

F. Awarding Plaintiff fees and expenses in connection with this litigation, including reasonable attorneys’ and experts’ fees and expenses;

G. Granting a trial on all claims; and

H.Granting such other and further relief as the Court deems just and proper.

O’Kelly Ernst Bielli & Wallen, LLC

/s/ Ryan M. Ernst

Ryan M. Ernst (No. 4788)

901 N. Market Street, Suite 1000

Wilmington, DE 19801

(302) 778-4000

(302) 295-2873 Facsimile

Dated: July 9, 2012

OF COUNSEL:

Joseph H. Weiss Richard A. Acocelli Joshua M. Rubin Weiss & Lurie 1500 Broadway 16th Floor

New York, NY 10036 Tel: (212) 682-3025 Fax: (212) 682-3010

rernst@oebwlegal.com